 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

CATCHMARK TIMBER TRUST, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF CLASS A, B-1, B-2, AND B-3
COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$15,500,000	$1,996.40

*
For purposes of calculating the filing fee only.  Assumes the purchase of 800,000 Shares of Class A and 200,000 Shares of each Class B-1, B-2, and B-3 at a purchase price equal to $12, $10, $8.50, and $7 per Share in cash, respectively.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,996.40
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: February 18, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 800,000 Class A and 200,000 shares of each Class B-1, B-2, and B-3 of common stock (the “Shares”) in CatchMark Timber Trust, Inc. (the “REIT”), the subject company, at a purchase price equal to $12, $10, $8.50, and $7 per Share, respectively, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated February 18, 2014 (“Offer Date”) and the related Agreement of Assignment and Transfer.

This amendment solely adds a form of Letter to Shareholders being sent to those Shareholders who hold their Shares in “street name” resulting in different instructions for tendering Shares.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated February 18, 2014*

(a)(2)	Agreement of Assignment and Transfer*

(a)(3)	Form of Letter to Shareholders dated February 18, 2014*
(a)(4) (a)(5)	Form of advertisement in Investor’s Business Daily* Form of Letter to Shareholders holding Shares in Street Name dated February 18, 2014
(b)- (h)	Not applicable.

* Previously filed as Exhibits to the Purchasers’ Schedule TO on February 18, 2014

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 26, 2014

CMG LEGACY INCOME FUND, LLC,
CMG INCOME FUND II, LLC,
CMG LEGACY GROWTH FUND, LLC,
CMG ACQUISITION CO., LLC, AND
CMG PARTNERS, LLC

By: Mark Swenson, Manager

By:	/s/ Mark Swenson